Supplement dated May 6, 2024

to the Prospectus of 1WS Credit Income Fund (the "Fund") dated February 28, 2024

Effective May 6, 2024, "Appendix A: Supplemental Intermediary Information" of the Fund's Prospectus is hereby superseded and replaced with the following:

APPENDIX A
SUPPLEMENTAL INTERMEDIARY INFORMATION

Intermediaries, in their discretion, charge different sales charge schedules and fees to Fund investors. Certain Intermediaries apply the following three sales charge structures to purchases of Class A-2 Shares. Other charges/fees may also be applied by the Intermediaries.

(1)	The Distributor understands that one or more other Intermediaries charge a front-end sales charge of up to 2.00% of the amount invested.

(2)	The Distributor understands that one or more Intermediaries apply the following specific front-end sales charge schedule:

Your Investment	As a % of offering price	As a % of net amount invested	Dealer's concession as a % of offering price
Less than $100,000	2.5%	2.56%	2.5%
$100,000 to $249,999	2.0%	2.04%	2.0%
Over $250,000*	None	None	1.5%
Note: The above percentages may vary for particular investors due to rounding.

*	A contingent deferred sales charge ("CDSC") may be imposed by such Intermediary if the investor did not pay a sales load and the Shares are repurchased before the first day of the month in which the one year anniversary of the purchase falls.

(3)	The Distributor understands that one or more Intermediaries (including LPL Financial LLC and its affiliated broker-dealers) apply the following specific front-end sales charge schedule:

Your Investment	As a % of offering price	As a % of net amount invested	Dealer's concession as a % of offering price
Less than $100,000	2.5%	2.56%	2.5%
$100,000 to $249,999	2.0%	2.04%	2.0%
Over $250,000	1.5%	1.52%	1.5%
Note: The above percentages may vary for particular investors due to rounding.

The foregoing schedules/structures are only three examples used by certain Intermediaries and are subject to change at any time. Further, the stated charges may be subject to waivers/reductions based on the Intermediary's specific policies disclosed to their clients. Other Intermediaries may apply different sales charge schedules and/or impose other fees and charges in their discretion and other terms/conditions may apply.

The rest of the Fund's Prospectus remains the same.

Shareholders should retain this Supplement for future reference.